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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15a-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                  No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc, regarding the filing of a General Rate Case Request by PacifiCorp in Utah for $111 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date August 5, 2004	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary

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ScottishPower’s PacifiCorp Subsidiary Files General Rate Case Request in Utah for $111 million

ScottishPower announces that on 4 August 2004 its subsidiary, PacifiCorp, filed a general rate case request with the Utah Public Service Commission for approximately $111 million related to capital investments and increases in operating costs, including fuel, purchased power, and other business costs.

The filing requests recovery of capital investments in generation, transmission and distribution networks, which support Utah’s fast-growing electricity demand. The company is asking for use of a future test year and an allowed rate of return on equity of 11.125%, in line with recent requests in other states.

The rate case is expected to be resolved in April 2005.

Further information:

Bob Hess	Vice President, Investor Relations	+44 (0)141 636 4527
Colin McSeveny	Group Media Relations Manager	+44 (0)141 636 4515